

Mail Stop 3030

August 24, 2009

<u>Via U.S. Mail</u>

Steven A. Schumm
Chief Financial Officer
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, MO   63017

> **Re: Thermadyne Holdings Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 1-13023**

Dear Mr. Schumm:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief